MODIFICATION OF LEASE

          AGREEMENT made as of the 1st day of May, 1998, by and between Irvjoy Partners, L.P., and I BLDG Co., Inc. having an office with a mailing address c/o Wembly Management Company, 52 Vanderbilt Avenue, New York, New York 10017 (hereinafter referred to as "Landlord") and KSW, Inc., having an office at 37-16 23rd Street, Long Island City, New York 11101 (hereinafter referred to as "Tenant").

                               STATEMENT OF FACTS

          Landlord and Tenant have each succeeded to the named Landlord and named Tenant, respectively, set forth in the hereinafter described leases and are presently parties to a lease dated as of the 4th day of April, 1988 (hereinafter referred to as the "Lease"), whereby Landlord leases to Tenant and Tenant hired from Landlord certain premises in a building known and numbered as 22-14 37th Avenue, Long Island City, New York ("Premises"), upon all of the terms, covenants, conditions, and provisions more particularly contained in the Lease. Landlord and Tenant now desire to extend the term of the Lease and to otherwise modify the Lease, as amended by the terms, covenants, conditions and other provisions hereinafter provided. Unless the text hereof shall indicate otherwise, the capitalized terms used herein shall have the meanings ascribed to them in the Lease.

          NOW, THEREFORE, for Ten ($10.00) Dollars and other good and valuable consideration, the receipt and adequacy of which is hereby mutually acknowledged, Landlord and Tenant hereby agree to the following:

          1. The term of the Lease is extended for fourteen (14) months commencing 5/l/98 and terminating on, and including, 6/30/99, all upon the same terms and conditions as set forth in the Lease, except as herein below provided.

          2. The annual Base Rental payable by Tenant pursuant to Paragraph 38 of the Lease shall be changed to the following amounts during the following periods:

PERIOD                           ANNUAL RENT               MONTHLY RENT

5/1/98 - 6/30/99                 $297,000.00                $24,750.00

          3. (a) Tenant is hereby given two (2) consecutive options to extend the term of this Lease by two (2) additional five (5) year terms ("option term(s)"), with the first (1st) commencing July 1, 1999 and expiring June 30, 2004, inclusive, and the second (2nd) commencing July 1, 2004 and expiring June 30, 2009, inclusive, each exerciseable, but only at least one hundred twenty
(120) days prior to the expiration of the initial term or the first option term, as the case may be, by written notice to Landlord given in the manner for the giving of notice by the terms of the Lease. Upon the giving of such notice to extend the term of this Lease, the Lease term will automatically, without the need for any further documentation, be extended for the option term(s), upon the terms and conditions as are set forth in the Lease, except as herein provided and after the exercise of the first (1st) option, Tenant shall have only one
(1) option left and after the exercise of the second (2nd) option, Tenant shall have no further options to exercise.

          (b) During the option terms the base rent shall be as follows:

   FIRST      7/1/99-6/30/00       $ 297,000.00       $ 24,750.00
   OPTION     7/1/00-6/30/01       $ 302,940.00       $ 25,186.67
   TERM       7/1/01-6/30/02       $ 308,999.00       $ 25,749.92
              7/1/02-6/30/03       $ 315,179.00       $ 26,264.92
              7/1/03-6/30/04       $ 321,482.00       $ 26,790.17

     SECOND   7/1/04-6/30/05       $ 327,912.00       $ 27,326.00
     OPTION   7/1/05-6/30/06       $ 334,470.00       $ 27,872.50
       TERM   7/1/06-6/30/07       $ 341,160.00       $ 28,430.00
              7/1/07-6/30/08       $ 347,983.00       $ 28,998.59
              7/1/08-6/30/09       $ 354,943.00       $ 29,578.59

          4. At all times during the initial one (1) year extension and during each of the option terms, except for the last year of the second (2nd) option term, if any, Tenant is hereby given the right on at least ninety (90) days prior written notice to Landlord to surrender a portion ("Surrendered Portion") of the Premises, outlined in red on an exhibit, attached hereto, made a part hereof and marked "Exhibit A." Upon such exercise Tenant shall vacate the Surrendered Portion, removing all of its property, repairing any damaged caused to the same during such removal and leave the Surrendered Portion in good condition and broomcleaned. Landlord shall, on a before the expiration of ninety (90) days following Tenant's vacating the Surrendered Portion in the manner above prescribed, perform the following work:

                    a) separate all utilities and close wall openings between the Surrendered Portion and the balance of the Premises; and,

                    b) provide for a separation in the operation of the HVAC system between the Surrendered Portion and balance of the Premises.

          Within ninety (90) days of the exercise of the first (1st) option term, or as soon as possible thereafter if prevented by temperatures below 32 degrees Fahrenheit, Landlord will perform the following work:

                    c) supply and install a new roof and fleshing with a ten
(10) year guarantee from the installer;

                    d) supply and install a new rooftop HVAC unit sufficient to service the drafting area (outlined on Exhibit A); and,

                    e) Landlord will repair the existing sidewalk to place the same in reasonably good condition and, thereafter, during the term of the Lease, Tenant shall maintain and repair the sidewalk in a reasonably good and clean, free of snow, ice and debris condition.

          If Tenant exercises the aforementioned option to vacate the Surrendered Portion the base rent and all additional rent shall be lowered and adjusted on a pro-rata basis based upon the square footage of the entire Premises and the square footage of the balance of the Premises after the removal of the square footage attributable to the Surrendered Portion.

          If Tenant exercises the aforementioned option to vacate the Surrendered Portion and does not exercise the first (1st) option term, the Tenant shall repay to Landlord, as additional rent prior to June 30, 1999, its actual costs expended to perform the work described in subparagraphs 4.(a) and
(b) above.

          5. Article 3 of the Lease is hereby deleted in its entirety and the following substituted therefore:

                    a) TAXES: At the times set forth in this Lease Tenant shall pay Landlord one hundred percent (100%) of all taxes, assessments, water rents, rates and charges, sewer rents, and other governmental impositions and charges of every kind and nature whatsoever, extraordinary as well as ordinary, and each and every installment thereof, which shall or may during the term be charged, laid, levied, assessed, imposed, become due and payable, or liens upon, or arise in connection with the use, occupancy or possession of, or grow due or payable out of, or for, the Premises or any part thereof, or any buildings, appurtenances or equipment thereon or therein or any part thereof, or the sidewalks or streets in front of or adjoining the Premises, and all taxes charged, laid, levied, assessed or imposed in lieu of or in addition to the foregoing under or by virtue of all present or future laws, ordinances, requirements, orders, directions, rules or regulations of the federal, state, county and city governments and of all other governmental authorities whatsoever, and all fees and charges of public and governmental authorities for construction, maintenance, occupation or use during the term of any vault, passageway or space in, over or under any sidewalk or street on or adjacent to the Premises, or for construction, maintenance or use during the term of any part of any building covered hereby within the limits of any street, (collectively referred to as "Taxes") all in excess of the amount for the New York City fiscal tax year of July 1, 1998 and through June 30, 1999.

                    b) All such taxes, water rents, rates and charges, sewer rents and other governmental impositions and charges which shall be charged, laid, levied assessed or imposed for each fiscal period in which the term of this Lease commences and terminates shall be apportioned pro rata between Landlord and Tenant in accordance with the respective portions of each such fiscal period during which such term shall be in effect.

                    c) Commencing in the second year of this Lease term extension if the first option is exercised, on or before the 15th day of each and every month during the term of this lease, the Tenant shall deposit with the Landlord a sum equal to one-twelfth (1/12) of the portion of the Taxes for which Tenant is responsible to pay and assessed or imposed against Premises for the calendar year. Such payments shall be based upon the payments made by Tenant for the next previous tax fiscal year. All such deposits shall be received and held by the Landlord or deposited with the first mortgagee if required at the sole election of Landlord. As and when such Taxes become due and before they become delinquent, Landlord shall pay the same and shall promptly forward to Tenant receipted bills showing such payment. In the even that the amount of such Tax assessed or imposed against the Premises has not been definitely ascertained at the time when any of such monthly deposits become due and payable, Tenant shall make the deposit based upon the amount of such Taxes as assessed or imposed against the Premises for the preceding year subject to adjustment as and when the amount of such real estate taxes is ascertained. If at the time when such Taxes become due and payable, Tenant has deposited an insufficient amount to pay the same, Tenant shall forthwith upon demand deposit any deficiency with Landlord so that Taxes may be paid without penalty. If Tenant shall have deposited more than sufficient funds to pay the same, the excess shall be credited toward any immediately subsequent deposit. In the event that Landlord shall fail to pay any such Tax payments as and when the same become due and before they become delinquent and provided that the Landlord has received from Tenant sufficient monies for the purpose of paying the same, Tenant may, at its option, pay the same and deduct the amount so paid.

                    d) Nothing herein contained shall require or be construed to require Tenant to pay any inheritance, estate, succession, transfer, gift, franchise, corporation, income or profit tax, or capital levy that is or may be imposed upon Landlord, its successors or assigns; provided, however, that in any case where a Tax may be levied, assessed or imposed upon the income arising from the rent hereunder for the use and occupancy of the Premises in lieu of or as substitute, in whole or in part, for a Tax upon the Premises, Tenant shall pay the same.

                    e) Landlord shall promptly forward copies of any such bill it receives( due date, or with Landlord billing if Landlord previously has paid such charge.

          6. Landlord hereby agrees, upon the exercise of the options given Tenant hereunder, to pay to the broker of record, Diana & Yuras, the brokerage commission, in the amounts set forth in the letter of April 27, 1998 addressed to Robert A. Rapuano, Vice President, BLDG Management Co., Inc. Landlord and Tenant each agree to indemnify and hold harmless the other from any claim for a brokerage commission, arising out of this transaction, made by any broker claiming to have dealt with the indemnifying party.

          7. Except as otherwise provided herein, all of the terms, covenants, conditions and provisions of the Lease shall remain and continue unmodified, in full force and effect and binding upon the parties hereto, their heirs, administrators, executors and their permitted assigns.

          8. This Agreement may not be changed, modified or canceled orally.

          IN WITNESS WHEREOF, Landlord and Tenant have duly executed this SECOND MODIFICATION of Lease as of the day and year first above written.

                                        LANDLORD:

                                        IRVJOY PARTNERS, L.P., AND
                                        I BLDG CO., INC.

                                        By:______________________


                                        TENANT:

                                        KSW, INC.

                                        By:______________________